UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts production from FPSO Guanabara in the Mero field

—

Rio de Janeiro, May 2, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that, on April 30, 2022, it started producing oil and natural gas through FPSO Guanabara, the first definitive production system installed in the Mero field, in the Santos Basin pre-salt.

The platform, an FPSO (floating unit for the production, storage, and transfer of oil and gas) type, is capable of processing up to 180 thousand barrels of oil and 12 million m3 of gas, which represents 6% of the production operated by Petrobras, contributing to the company's expected production growth. Mero is the third biggest pre-salt oil field (behind only Búzios and Tupi).

The platform arrived at the Mero field in late January 2022. During this period, it was connected to wells and subsea equipment, and underwent final tests before starting production. In the first wave, six producing wells and seven injectors will be connected to the FPSO. The platform is expected to reach peak production by the end of 2022.

Built and operated by Modec, the unit is located more than 150 km off the coast of the state of Rio de Janeiro in water depths that reach 1,930 meters.

FPSO Guanabara has gas re-injection systems, where the gas production with 45% carbon dioxide (CO2) content, after self-consumption in the FPSO, will be all re-injected into the reservoir to maintain pressure and improve oil recovery, in addition to reducing the release of CO2 into the atmosphere. The gas re-injection will be done alternately with water injection (Water Alternating Gas - WAG).

Additionally, the Mero field is developing an unprecedented technology to separate, on the seabed, CO2-rich gas from oil for reinjection from the seabed, reducing the amount of gas reaching the FPSO, thus increasing the FPSO's availability to oil and the project's efficiency.

The Mero 1 project is part of one of the most robust CO2 capture, use and geological storage programs in the world - called CCUS. These initiatives are aligned with Petrobras' commitment to reduce carbon intensity in the Exploration & Production area by 32% by 2025.

The unitized Mero field is operated by Petrobras (38.6%), in partnership with Shell Brasil Petroléo Ltda (19.3%), TotalEnergies EP Brasil Ltda. (19.3%), CNODC Brasil Petróleo e Gás Ltda (9.65%), CNOOC Petroleum Brasil Ltda (9.65%) and Pré-Sal Petróleo S.A-PPSA (3.5%), as the Federal Union's representative in the non-contracted area.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer